April 11, 2007

Mr. Scott Anderegg

Division of Corporate Finance

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Re:

Estore of N.Y., Inc.

CIK No. 0001381204

SEC Accession No. 0001381204-06-000006

Registration Statement of Form SB-2

Filed on November 30, 2006

File No. 333-139011

Dear Mr. Anderegg:

This letter concerns a request for withdrawal of Estore of N.Y., Inc.’s Registration Statement on the Form SB-2, filed on November 30, 2006.

The Company filed its initial Registration Statement on the Form SB-2. The Staff instructed the Company to amend the Registration Statement to re-file on the Form S-1 through its comments by letter dated December 22, 2006. Pursuant to the Staff’s instructions, the Company amended and re-filed its Registration Statement on the Form S-1 on March 15, 2007 (File No. 333-141333). Thus, the Form S-1 filed with the Commission on March 15, 2007 is an amendment to the Form SB-2, rather than a separate filing of a new Registration Statement. To avoid any potential confusion to the public, the Company is requesting the withdrawal of its initial Registration Statement filed on Form SB-2.

The Company represents that it has not sold any securities pursuant to the Form SB-2, filed on November 30, 2006.

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company respectfully requests that the Commission withdraw the Company’s Registration Statement on Form SB-2.

By: /s/ Eric Khteeb

Eric Khteeb

President and Director